Exhibit 99.54

RIO ALTO GENERATES $34.3 MILLION CASH FROM OPERATIONS IN THIRD QUARTER AND PROVIDES OPERATING UPDATE

For Immediate Release	November 14, 2012

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, OTCQX: RIOAF, DB Frankfurt: MS2) is pleased to announce that generated $34.3 million of cash from operating activities during the third quarter of 2012. Financial highlights, in millions of dollars, for the quarter are as follows:

Revenue	$60.9
Cost of sales	26.5
Gross profit	29.7
Income & comprehensive income	$10.8

Cash from operating activities	$34.3
Cash invested	37.9

Cash on hand	$67.2

The following table sets out the ore mined from the La Arena Gold Mine:

				Dry
	Dry Metric			Metric	Waste to
	Tonnes of		Contained	Tonnes	Ore
Quarter	Ore to Pad	Au g/t	Au Ozs	of Waste	Ratio
Q1	1,289,483	1.37	56,966	2,262,038	1.75
Q2	1,620,048	1.09	56,773	2,016,695	1.25
Q3	2,369,260	0.59	44,652	2,892,349	1.22
Year-to-Date	5,278,791	0.93	158,391	7,171,082	1.36

Earnings per share for the quarter were $0.06 and for the nine months ending September 30, 2012 earnings per share were $0.43. The production cash cost per ounce of gold sold was $690. Earnings per share were lower relative to the first two quarters of the year because of lower gold production and sales due to shifting ore production from the Calaorco to the Ethel Pit where ore graded 0.59 grams per tonne during the quarter compared to ore from Calaorco that averaged 1.2 grams per tonne for the first six months of the year. The lower grades mined during Q3 were anticipated and part of the 2012 mine plan in which the Ethel Pit is to be mined out by year end making way for space required for the ongoing expansion of the leach pad.

Operating Update

Exploration

La Arena Gold Mine

During the first nine months of 2012, the Company completed 30,104 meters of a 46,500 meter RC drilling program focussed on upgrading and expanding gold oxide resources and reserves at La Arena. During this work program, the Company’s geologists have uncovered two additional gold targets, Tilsa South and Tilsa North which the Company is hopeful of adding to the updated resource and reserve estimate scheduled for release in Q1 2013.

Phase II Gold/Copper

During the same period, the Company completed 51,345 meters of a 60,000 meter diamond drill program focussed on upgrading and expanding gold and copper sulphide resources and reserves at La Arena which will also be released in Q1 2013.

An additional 2,736 meters of diamond drilling has been completed for metallurgical test work and 2,660 meters of geotechnical drilling will be completed by year end related to the Phase II (gold/copper) feasibility study currently underway.

La Colorada

In early December, Rio Alto is planning to commence an initial 12,500 meter RC drilling program at its La Colorada Gold Oxide target located approximately 9 km to the south east of La Arena. In 1999, this prospect was drilled by Cambior. Geophysical work and surface sampling recently completed at the prospect has identified a number of drill targets for follow up drilling in 2013. Results from the initial drilling program should be released in Q1 2013.

Mining

Mining at La Arena is advancing according to the 2012 mine plan and the Company re-affirms previously announced 2012 gold production guidance of 190,000 to 210,000 ounces at an average cash cost per ounce of gold sold within a range of $500 to $550.

Due to higher than expected gold grades, lower ore tonnes mined and better than expected recoveries management team, in conjunction with a number of independent experts, is undertaking a detailed review of the mine’s geological, mining, metallurgical and reconciliation models to better predict the mine plan for 2013 and for the updated resource and reserve estimate scheduled for release in Q1 2013.

The current schedule is to release the 2013 mine plan including production and cost guidance in January 2013 with the updated resource and reserve scheduled for release later during Q1 2013.

Phase II Feasibility Study

An internal feasibility study is underway on the La Arena Phase II project which contemplates the expansion of the current La Arena project to incorporate the mining and processing of gold/copper sulphide ore in tandem with anticipated ongoing gold production from oxide gold reserves.

Plans call for a pre-feasibility study for the Phase II project to be released in conjunction with updated resources and reserves in Q1 2013 and a feasibility study should be completed around mid 2013 outlining the details of the Phase II starter project.

Capital expenditures related to Phase II for the nine month period were $32 million of which $13.5 million was related to exploration and evaluation work and $18.5 million to surface rights acquisitions.

Alex Black, Rio Alto’s President stated, “I am very pleased with the advances that we have made at La Arena during our first year of commercial production. Not only are we generating significant cash flow from operations but we have also begun to advance our Phase II expansion project through the development stage. Our management team has a done a great job handling the challenges of expanding production at the La Arena Gold Oxide Mine during the past nine months, in promoting a safe work environment and employing and training a large percentage of the local community in our workforce.”

The disclosure in this news release of scientific and technical information regarding the La Arena Project has been reviewed and verified by Enrique Garay, M Sc. P. Geo (AIG Member) Vice President Geology, Rio Alto. Mr. Garay is a Qualified Person for the purposes of National Instrument 43-101.

Forward Looking Statements

This news release contains certain forward-looking information including statements concerning expected gold production, expected cost information, the timing of future exploration work and completion of a 2013 mine plan, a prefeasibility study and a feasibility study. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black

President & CEO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & CEO	Alejandra Gomez, Investor Relations
Phone: +511 99279 4655	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493
Email: alexb@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com